UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          GENERAL MARITIME CORPORATION
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    Y2692M103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Continued on following pages
                                Page 1 of 8 Pages
                             Exhibit Index: Page 7

                                  SCHEDULE 13G

CUSIP No. Y2692M103                                            Page 2 of 8 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [_]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          2,478,210/1/
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,478,210/1/
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,478,210/1/

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    6.7%/1/

12       Type of Reporting Person (See Instructions)

                                    IA


/1/      See Item 4(a).

                                                               Page 3 of 8 Pages


Item 1(a)         Name of Issuer:

                  General Maritime Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  35 West 56th Street, New York, NY 10019

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon" or the "Reporting Person"), in his capacity as (a) Chairman and Chief Executive Officer ("CEO"), director and controlling shareholder of a registered commodity trading advisor (the "Advisor") which serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund") and (b) the sole member of a Delaware limited liability company LLC (the "LLC").

                  This statement relates to Shares (as defined herein) held for the accounts of the Fund and the LLC. The Reporting Person, in his capacity as the Chairman and CEO of the Advisor and the sole member of the LLC, may be deemed the beneficial owner of the Shares held for the accounts of the Fund and the LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business office of Mr. Bacon is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  Mr. Bacon is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  Y2692M103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  The Reporting Person may be deemed the beneficial owner of 2,478,210 Shares. This number consists of (A) 1,243,276 Shares held for the

                                                               Page 4 of 8 Pages

account of the Fund and (B) 1,234,934 Shares held for the account of the LLC.

                  Pursuant to a recapitalization of the Issuer in June 2001 (the "Recapitalization"), the Reporting Person became entitled to receive a number of Shares representative of his interest in certain assets that were contributed to the Issuer (the "Contributed Assets"). The 2,478,210 Shares reported herein reflect the Issuer's estimate of the number of Shares that the Reporting Person is entitled to receive pursuant to the recapitalization. Currently, the Fund is entitled to receive 956,610 Shares and the LLC is entitled to receive 950,252 Shares. The final numbers of Shares the Reporting Person will receive will be determined in accordance with the Issuer's plan of recapitalization as described in the Issuer's Form S-1 filing (File No. 33-49814).

Item 4(b)         Percent of Class:

                  The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 6.7% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Mr. Bacon:

 (i)      Sole power to vote or to direct the vote:                    2,478,210

 (ii)     Shared power to vote or to direct the vote:                          0

 (iii)    Sole power to dispose or to direct the disposition of:       2,478,210

 (iv)     Shared power to dispose or to direct the disposition:                0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by the Fund in accordance with their ownership interests in the Fund.

                  (ii) The member of the LLC has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the LLC in accordance with his ownership interest in the LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                               Page 5 of 8 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 8 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2002

                                                  LOUIS M. BACON



                                                  By:      /s/ Stephen R. Nelson
                                                           ---------------------
                                                  Name:    Stephen R. Nelson
                                                  Title:   Attorney-in-Fact

                                                               Page 7 of 8 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.       Power of Attorney, dated as of November 28, 1997, granted
         by Louis M. Bacon in favor M. Elaine Crocker, Kevin F.
         Shannon and Stephen R. Nelson.........................................8